January 3, 2008


Ms. Amanda McManus
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20594


Re: Registration Statement on Form S-3 (No. 333-145530) of Permanent Funding
    (No. 2) Limited

Dear Ms. McManus:

         Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 5:00 p.m., Eastern Standard Time, on January 4, 2008 or as soon as possible thereafter.

         We represent and warrant that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; (iii) the company may not assert this action as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kind regards

PERMANENT FUNDING (No. 2) LIMITED


By: /s/ David Balai
    _____________________________

Name: David Balai
Title: Director